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NOV 0 8 2023

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

23002097

OMB APPROVAL
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SEC FILE NUMBER
8-26818

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/01/22 (MM/DD/YY) AND ENDING 07/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BTS SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 OLD BEDFORD ROAD, SUITE 203
(No. and Street)

LINCOLN (City) MA (State) 01773 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MATTHEW PASTS (Name) 781-8635-2545 (Area Code – Telephone Number) MPASTS@BTSMANAGEMENT.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY D. LIBERFARB, PC
(Name – if individual, state last, first, and middle name)

11 VANDERBILT AVENUE # 220 (Address) NORWOOD (City) MA (State) 02062 (Zip Code)

1/10/2006 (Date of Registration with PCAOB)(if applicable) 2560 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW PASTS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BTS SECURITIES CORPORATION, as of JULY 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

[signature]

Notary Public

JUSTIN K. HILL
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 08/07/2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MASSACHUSETTS JURAT
GL 222, Sec. 15[c]

Commonwealth of Massachusetts
County of Middlesex } ss.

On this 25th (*Day*) day of October (*Month*), 2023 (*Year*), before me, the undersigned Notary Public, Matthew Pask (*Name(s) of Signer(s)*)

personally appeared, proved to me through satisfactory evidence of identification, which was/were MA Drivers License

Description of Evidence of Identity

to be the person(s) who signed the preceding or attached document in my presence, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her/their knowledge and belief.

[signature]
Signature of Notary Public

Justin K Hill
Printed Name of Notary

Place Notary Seal and/or Stamp Above

My Commission Expires 08/07/2026

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17A-5 Part III

Document Date: 07/31/2023 Number of Pages: 2

Signer(s) Other Than Named Above: ____

BTS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JULY 31, 2023

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
BTS Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BTS Securities Corporation as of July 31, 2023, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BTS Securities Corporation as of July 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BTS Securities Corporation's management. Our responsibility is to express an opinion on BTS Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BTS Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of BTS Securities Corporation's financial statements. The supplemental information is the responsibility of BTS Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve

and information relating to possession and control requirements for broker dealers under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as BTS Securities Corporation's auditor since 2023.

Norwood, Massachusetts

October 11, 2023

BTS Securities Corp
Statement of Financial Condition
July 31, 2023

ASSETS		
Cash	$	373,990
Marketable Security, at fair value		45,441
Commission Receivable		21,612
Other Receivable		50,000
Prepaid Expense		15,353
Total Assets	**$**	**506,396**
LIABILITIES		
Commission Payable	$	783
Total Liabilities		**783**
EQUITY		
Stockholders' Equity		
Common Stock, no par value, 100,000 shares authorized, 50,000 shares issued and outstanding		14,435
Additional Paid in Capital		79,920
Retained Earnings		411,258
Total Stockholders' Equity		**505,613**
Total Liabilities and Stockholders' Equity	**$**	**506,396**

The accompanying notes are an integral part of the financial statements

BTS Securities Corp
Statement of Income
Year Ended July 31, 2023

Revenue		YTD
Commission Income	$	262,152
MS Dividend Income		738
Signature Guarantee Servic		10,000
Unrealized Gain/Loss		(8,829)
Total Revenue		**264,061**
Operating Expenses		
Commission Expense		8,339
Fees & Licenses		13,996
Insurance		16,608
Rent		11,729
Telephone		3,744
Subscription & Advisory		745
Consulting & Directors		33,333
Accounting & Professional		59,829
Office Expense		192
Bank Charge		212
State Tax Expense		1,889
Total Expenses		**150,616**
Net Income	**$**	**113,445**

The accompanying notes are an integral part of the financial statements

BTS Securities Corp
Statement of Change in Stockholders' Equity
Year Ended July 31, 2023

	Capital Stock								
	Shares Issued		Common Stock		APIC		Retained Earnings		Total
Stockholders' Equity at August 1, 2022	50,000	$	14,435	$	79,920	$	297,813	$	392,168
Net Income			-		-		113,445		113,445
Distribution to Stockholders'							-		-
Stockholders' Equity at July 31, 2023	**50,000**	**$**	**14,435**	**$**	**79,920**	**$**	**411,258**	**$**	**505,613**

The accompanying notes are an integral part of the financial statements

BTS Securities Corp
Cash Flow Statement
Year Ended July 31, 2023

Cash Flow from Operating Activities

Net Income from Operations	**$**	**113,445**
Sources (Uses) of Cash:		
Commission Receivable		(67)
Marketable Securities Unrealized Loss		8,829
Prepaid Expenses		11,740
Commission Payable		361
Net cash provided by operations		**134,307**
Financing Activities		
Loan to BTS Asset Management		(50,000)
Net cash used in financing activities		**(50,000)**
Net Increase in Cash		**84,307**
Cash at Beginning of Month		289,683
Cash at End of Month	**$**	**373,990**

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

BTS Securities Corporation (the "Company"), was incorporated as a Massachusetts business in January 1981. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities. The Company provides services from its office located in Lexington, Massachusetts.

Accounting Method

The financial statements are prepared on the accrual method of accounting in accordance with the accounting principles generally accepted in the United States of America.

Cash

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue

The Company follows Accounting standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which superseded previous revenue recognition guidance, including most Industry-specific guidance. ASU2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

Recognition of Revenue (Continued)

Commission income is recognized as revenue during the period in which services are performed. Ninety four percent of the trail commissions are recognized as they are earned on a quarterly basis in arrears and the remainder is earned and recognized monthly. Other commission income is earned and recognized monthly. Signature guarantee service income is earned monthly and recognized as services are rendered.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Fair Value Measurements

The company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial assets or liabilities, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Assets or liabilities measured and reported at fair value are classified and disclosed in one of the following categories.

Level I – are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgement or estimation.

Marketable Security

The Company holds shares of stock for a company traded in an active market. The stock is considered Level 1 within the fair value hierarchy at July 31, 2023.

Management's Review for Subsequent Events

Management had evaluated subsequent events through October 11, 2023, the date which the financial statements were available to be issued.

NOTE 2 – NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $412,615 at July 31, 2023, this exceeded required net capital of $5,000 by $407,615. The ratio of aggregate indebtedness to net capital at July 31, 2023 was 0.19%.

NOTE 3 – INCOME TAXES

The Company and its shareholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Massachusetts levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2019.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax positions at July 31, 2022 for which ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at July 31, 2023.

NOTE 4- RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with a related party. During the year ended July 31, 2023, the Company provided signature guarantee services for the use of a guarantee stamp related to mutual fund certifications to BTS Asset Management (a sister company, and affiliated through common ownership), for which it charged $10,000. The Company provided a short-term loan to BTS Asset Management in the amount of $50,000 and is still outstanding at July 31, 2023.

NOTE 4- RELATED PARTY TRANSACTIONS (Continued)

BTS Asset Management leases the office facility that the Company uses for its operations. In accordance with the expense sharing agreement between the Company and BTS Asset Management, the Company is charged a monthly fee for the office supplies, telephone, professional fees and rent. During the year ended July 31, 2023, the Company was billed by BTS Asset Management a total of $48,283. There was no amount due to this related party on July 31 2023. In the normal course of business, the Company conducts certain transactions with a related party.

Revenues totaling $262,152 are generated from trail commissions from one of the shareholder's customer and family accounts. The shareholder is the client and the broker on these accounts. There were no commissions paid to the shareholder because of his expired license as of February 2018, and he is not renewing his broker license.

During the year ended July 31, 2023, the company paid one of its directors $33,333 for compliance and corporate administration.

NOTE 5 – CONCENTRATION

The Company maintains its cash in two commercial banks. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts, nor does it believe that the cash is exposed to any significant risk.

The Company had one customer that represented 97% of commissions' receivable as of July 31, 2023. The Company had one customer that represented 94% of commissions' revenue for the year ended July 31, 2023.

BTS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

JULY 31, 2023

BTS Securities Corp
Net Capital Computation
July 31, 2023

Total Assets	$	506,396
Total Liabilities		783
Net Worth		**505,613**
Non Allowable Assets		
PREPAID EXPENSE		15,353
COMMISSION RECEIVABALE		20,829
OTHER RECEIVABLE		50,000
Total Non Allowable Assets		**86,182**
Haircuts on securities		
MARKETABLE SECURITY		**6,816**
Net Capital		**412,615**
NET CAPITAL REQUIRED BASED AGGREGATE INDEBTEDNESS		52
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	**$**	**407,615**
Percentage Of Aggregate Indebtedness To Net Capital	**0.19%**	

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	$	483,444
Adjustments		-
Increase in non-allowable assets		(70,829)
Net capital per above	$	412,615

BTS SECURITIES CORPORATION

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2023

BTS Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
BTS Securities Corporation

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) BTS Securities Corporation identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). BTS Securities Corporation does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to receiving transaction based commissions for identifying commission income from mutual funds, variable life insurance or annuities and private placement of securities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year without exception. BTS Securities Corporation's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BTS Securities Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Larry Liberfarb, PC

Norwood, Massachusetts
October 11, 2023

BTS Securities Corporation

Statement Pursuant to SEC Rule 17a-5

July 31, 2023

BTS Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying commission income from mutual funds, variable life insurance or annuities and private placements of securities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BTS Securities Corporation

By: Matthew Pasts

Title: President

October 3, 2023